06007568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 4/1/06

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SEC MAIL PROCESSING SECTION RECEIVED MAR 3 0 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 11206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City (City) MO (State) 64111-2406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Hall 816-968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1000 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of March 10, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael E. Hall
Signature

Vice President
Title

Nancy L. Beard
Notary Public

NANCY L. BEARD
Notary Public - Notary Seal
STATE OF MISSOURI
Platte County
My Commission Expires: May 4, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPGC FUND, L.P.
(A Limited Partnership)

Financial Statements

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

NPGC FUND, L.P.
(A Limited Partnership)

Table of Contents

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Partners
NPGC Fund, L.P.:

We have audited the accompanying statements of assets and liabilities of NPGC Fund L.P. (the Partnership) as of December 31, 2005 and 2004, and the related statements of operations and changes in partners' equity for the years then ended, including the schedule of investments as of December 31, 2005. These financial statements and schedule are the responsibility of the Partnership's general partner. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2005 and 2004, and the results of its operations and the changes in its partners' equity for the years then ended, including the schedule of investments as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Kansas City, Missouri
February 27, 2006

NPGC FUND, L.P.
(A Limited Partnership)

Statements of Assets and Liabilities

December 31, 2005 and 2004

Assets		**2005**	**2004**
Assets:			
Cash and cash equivalents	$	3,600,827	2,530,839
United States Treasury bills, at fair value		—	1,400,669
Equity in commodity trading accounts:			
Margin and other deposits at broker—cash		4,277,735	4,512,119
Open trade equity on daily cash settled contracts		(180,608)	(261,730)
Net equity in commodity trading accounts		4,097,127	4,250,389
Accrued interest receivable		10,016	1,816
Total assets	$	7,707,970	8,183,713
Liabilities and Partners' Equity			
Liabilities:			
Accrued commissions and fees	$	60,661	57,712
Total liabilities		60,661	57,712
Partners' equity:			
Limited partners 2,343.4 and 2,462 units outstanding at December 31, 2005 and 2004 respectively		7,512,153	7,989,184
General partner 42.2 unit outstanding at December 31, 2005 and 2004		135,156	136,817
Total partners' equity		7,647,309	8,126,001
Total liabilities and partners' equity	$	7,707,970	8,183,713
Net asset value per outstanding unit of partnership interest at end of year	$	3,206	3,244

See accompanying notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Investment income:			
Interest income	$	97,265	31,519
Operating expenses:			
Incentive fees		66,950	82,511
Commissions		108,962	126,597
Management fees		208,575	219,801
Exchange fees		2,851	1,406
Other		15,619	16,417
Total expenses		402,957	446,732
Net loss		(305,692)	(415,213)
Net realized trading gain on closed contracts from investment including foreign currency translation		119,899	239,021
Net unrealized appreciation (depreciation) on open contracts from investment including foreign currency translation		81,122	(531,326)
Net realized and unrealized gain (loss) from investment and foreign currency translation		201,021	(292,305)
Net loss	$	(104,671)	(707,518)
Income (loss) per unit of partnership interest (based on units outstanding at end of year):			
General partner	$	(44)	(283)
Limited partners		(44)	(283)
Net income (loss) allocated to (based on units outstanding at end of year):			
General partner		(1,661)	(11,923)
Limited partners		(103,010)	(695,595)

See accompanying notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

Statements of Changes in Partners' Equity

Years ended December 31, 2005 and 2004

	General partner		Limited partner		Total	
	Units	Amount	Units	Amount	Units	Amount
Partners' equity, December 31, 2003	42.2	$ 148,740	2,462.0	$ 8,684,779	2,504.2	$ 8,833,519
Withdrawal of capital	0.0	—	0.0	—	0.0	—
Increase (decrease) from operations:						
Net loss		(6,997)		(408,216)		(415,213)
Net realized gains		4,028		234,993		239,021
Net unrealized appreciation		(8,954)		(522,372)		(531,326)
Net loss from operations		(11,923)		(695,595)		(707,518)
Partners' equity, December 31, 2004	42.2	136,817	2,462.0	7,989,184	2,504.2	8,126,001
Withdrawal of capital	0.0	—	(118.6)	(374,020)	(118.6)	(374,020)
Increase (decrease) from operations:						
Net loss		(4,851)		(300,841)		(305,692)
Net realized gains		1,903		117,996		119,899
Net unrealized depreciation		1,287		79,834		81,121
Net loss from operations		(1,661)		(103,011)		(104,672)
Partners' equity, December 31, 2005	42.2	$ 135,156	2,343.4	$ 7,512,153	2,385.6	$ 7,647,309

See accompanying notes to financial statements.

NPGC FUND, L.P.
(A Limited Partnership)

Schedule of Investments

December 31, 2005

Cash and cash equivalents (47.1%, cost $2,530,839)	$	3,600,827
United States Treasury bills, at fair value (0%, cost $1,400,669)		—
Equity in broker trading accounts:		
Margin and other deposits at broker:		
Cash denominated in:		
Australian dollar		8,369
British pound		37,424
Canadian dollar		13,590
European economic unit		(10,730)
Japanese yen		8,503
Swiss franc		7,288
U.S. dollar		4,213,291
Total cash deposited at broker (55.9%, cost $4,277,735)		4,277,735
Open trade equity comprised of:		
R.G. Neiderhoffer		(374,709)
Interest rate futures denominated in:		
British pound		37,688
Canadian dollar		4,276
European economic unit		(1,385)
Swiss franc		(2,912)
Total open trade equity		(337,042)
Other futures denominated in U.S. dollars:		
Grain and oilseed		48,313
Food and fiber		74,516
Currency		(5,230)
Metal and energy		27,544
Other		11,291
Total open futures denominated in U.S. dollars		156,434
Total open trade equity (-2.4%, cost $0)		(180,608)
Subtotal (100.7%)		7,697,954
Accrued bank interest		10,016
Total (100.8%)		7,707,970
Liabilities (0.8%)		60,661
Partners' equity (100%)	$	7,647,309

See accompanying notes to financial statements.

(1) Nature of the Organization

NPGC Fund, L.P. (the Partnership) is a Missouri limited partnership organized to engage in the speculative trading of commodity futures, option contracts, and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered commodity pool, which was organized in August 1987 and commenced trading in December 1987. The Partnership is administered by its general partner, National Pension & Group Consultants, Inc., which is a registered commodity pool operator. Trading decisions for the Partnership are made by independent commodity trading advisors (the Advisors).

The general partner is required to purchase and maintain units of general partnership interest for its account in an amount sufficient to satisfy any minimum capital contribution provisions of the partnership classification rules, if any, of the Internal Revenue Code of 1986, as amended from time to time, and the treasury regulations thereunder. The units of general partnership interest, representing the minimum capital contribution of the general partner, may not be transferred or redeemed so long as it acts as general partner.

Unless earlier dissolved, the Partnership will cease doing business on December 31, 2012 and will thereupon be dissolved. The Partnership also will cease doing business and will be dissolved if required by law, or upon the occurrence of certain events, as defined in the limited partnership agreement, including a significant decrease in the net asset value, bankruptcy, withdrawal of the general partner or the Partnership itself, or the vote of the holders of a majority of the outstanding units. Upon dissolution of the Partnership, the remaining net assets will be distributed pro rata to the unit holders.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Income Taxes

No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income (loss) based on their prorated share of the Partnership's profits (losses) as reported for income tax purposes. The Partnership prepares calendar-year U.S. and state information tax returns and reports to the partners its allocable shares of the Partnership's income, expenses, and trading gains (losses).

(c) Investments

Investments in U.S. Treasury bills are stated at fair value based on quoted market prices. The specific identification method is used to determine realized gain (loss) on disposal. Interest income is accrued daily. Investments in money market and trading accounts are stated at fair value, with unrealized gains (losses) recognized currently in earnings.

(Continued)

Open trade equity on daily cash settled contracts represents the net unrealized gain on contracts that are settled in cash the following business day.

(d) ***Margin Deposits with Brokers***

The Partnership deposits cash and U.S. government securities with brokers subject to Commodity Futures Trading Commission (CFTC) regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash and securities with such brokers. The Partnership earns interest income on its cash deposited with the brokers.

(e) ***Allocation of Earnings***

All partners are allocated earnings (losses) of the Partnership based upon their pro rata share of total units outstanding. The value at the time of distribution is based on the current unit value.

(f) ***Cash and Cash Equivalents***

Cash and cash equivalents includes cash held in money market accounts and at brokers, and highly liquid debt instruments with an original maturity of three months or less when purchased. These cash and cash equivalents are stated at cost, which approximates fair value.

(g) ***Revenue Recognition***

Commodity futures, options, and forward contracts, as well as securities transactions, are recorded on the trade date and open contracts are reflected in the financial statements at the fair value on the last business day of the reporting period. The difference between the original contract amount and market value is reflected in income as an unrealized gain (loss). Fair value is based on quoted market prices. All commodity futures, options, and forward contracts are reflected at fair value in the financial statements.

(h) ***Foreign Currency Transactions***

The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of statement of assets and liabilities. Income and expense items denominated in currencies other than U.S. dollars are translated into U.S. dollars at the rates in effect during the period. Gains (losses) resulting from the translation to U.S. dollars are reported in income currently.

(i) ***Advisory Fees***

The Partnership's Advisors are paid a monthly management fee ranging from nil to 1/12 of 2% of allocated net assets, and an incentive fee ranging from 20% to 24% of net trading profits, if any.

(Continued)

(3) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Partnership is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet its investment objectives. These instruments involve, to varying degrees, elements of credit, interest rate, foreign currency, or liquidity risks in excess of the amounts recognized in the statements of assets and liabilities.

(a) Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments or commodities may result in cash settlements that differ from the amounts recognized in the statements of assets and liabilities. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

The general partner has procedures in place to control market risk. There can be no assurance that they, in fact, will succeed in doing so. The procedures focus primarily on monitoring the trading activity of the Advisors from time to time by the Partnership, daily review of the outstanding positions to consider possible over-concentration on an individual advisor and overall Partnership basis, and calculating the Partnership's net asset value daily. While the general partner, itself, will not intervene in the markets to hedge or diversify the Partnership's market exposure, the general partner may urge the Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors. However, such interventions are unusual, and the general partner's basic control procedures consist of the ongoing process of Advisors selection and monitoring.

(b) Fair Value

The derivative financial instruments used in the Partnership's trading activities are marked-to-market daily with the resulting unrealized gains (losses) recorded in the statements of assets and liabilities and the related income (loss) reflected in net income in the statements of assets and liabilities.

The fair value of the Partnership's open futures contracts as of December 31, 2005 and 2004 were approximately as follows:

	Year-end fair values	
	Assets	**Liabilities**
2005	$ (181,000)	61,000
2004	(262,000)	58,000

For the years ended December 31, 2005 and 2004, the average fair values of the Partnership's open futures contracts, based on month-end amounts, were approximately $32,000 and $34,000, respectively.

(Continued)

(c) Credit Risk

Contract or notional amounts represent the extent of the Partnership's involvement in a particular class of financial instrument; however, they are not indicative of potential loss. Futures, options on futures, and forward contracts are typically closed out by entering into offsetting contracts. For these contracts, the net unrealized gains (losses), rather than contract or notional amounts, represent the approximate future cash requirements.

The purchase and sale of futures and options on futures contracts requires margin deposits with a futures commission merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, U.S. Treasury bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited. In addition, recovery of the assets on deposit may be limited to account insurance or other protection carried by the FCM.

The Partnership is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The credit risk from counterparty nonperformance associated with these instruments is the net unrealized gains, if any, included on the statements of assets and liabilities. The Partnership also has credit risk because the sole counterparty with respect to certain of the Partnership's assets is ED & F Man International, the Partnership's commodity broker and primary FCM. Approximately 55% of the Partnership's assets as of December 31, 2005 and 2004 are deposited with or due from (to) the commodity broker. The Partnership's commodity broker is subject to the segregation requirements of the CFTC pursuant to the CEAct. The Partnership monitors the creditworthiness of its counterparties and, if necessary, reduces its exposure to them.

For exchange-traded contracts, the exchange or its clearinghouse acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases, limited in amount) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas, in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. All of the Partnership's contracts were traded on an exchange as of December 31, 2005 and 2004.

(Continued)

(4) Financial Highlights

		2005	2004
Per unit operating performance:			
Net asset value, beginning of period	$	3,244	3,528
Income from investment operations:			
Gross investment income		39	11
Net realized and unrealized gains		86	(116)
Total from investment operations		125	(105)
Less operating expenses		163	179
Net asset value, end of period	$	3,206	3,244
Investment income ratio		3.88%	12.45%
Expense ratio		5.24%	5.22%
Total loss		(1.36)%	(8.02)%

Total loss, as presented in the above table, represents the total loss on average net asset values during 2005 and 2004. Per unit performance is based on average unit value outstanding throughout the year.

(5) Related Party Transactions

The general partner is paid a monthly management fee for the administration of the Partnership equal to 1/12 of 2% of the month-end net asset value. Further, the general partner is paid a quarterly incentive fee of 5% of the net new trading profits (as defined in the agreement). If the Partnership's net asset value is $15,000,000 or more at the end of each month in a calendar quarter, the general partner receives a monthly management fee equal to 1/12 of 1% of the month-end net asset value in such calendar quarter and an incentive fee equal to 7.5% of net new trading profits for such quarter.

During the years ended December 31, 2005 and 2004, the general partner earned management fees of approximately $117,474 and $125,134, respectively, of which approximately $9,819 and $10,183 were unpaid at December 31, 2005 and 2004, respectively. There were incentive fees of approximately nil and $6,702, respectively, earned by the general partner in 2005 and 2004.

(6) Partnership Units

In February 1994, the Partnership commenced an offering and sale of $25,000,000 additional limited partnership units. During 1994 and 1995, the Partnership sold approximately $5,448,000 of the additional units. Since the end of 1995, the Partnership has been closed to new investments. The Partnership may reopen the Partnership to offer additional units for sale; however, at the present time, there are no plans to do so in the near future.

No limited partner may redeem any portion the partner's units during the six months following the date of purchase. Thereafter, redemptions are permitted at the net asset value per unit as of the end of any month upon at least 10 days' written notice to the general partner.

In 2005, 118.6 partnership units were redeemed by three partners for $374,021. No partnership units were redeemed in 2004.

NPGC FUND, L.P.
(A Limited Partnership)

Affirmation of the General Partner

To the best of my knowledge and belief of the undersigned, the information contained in the annual report for the year ended December 31, 2005 is accurate and complete.

Michael E. Hall, Vice President
National Pension and Group Consultants, Inc.
General Partner